UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No.            )*

SPARK NETWORKS PLC

(Name of Issuer)

Ordinary Shares, par value £0.01 per share

(Title of Class of Securities)

G8305M109

(CUSIP Number)

David E. Siminoff

8383 Wilshire Boulevard, Suite 800

Beverly Hills, California 90211

(323) 836-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 20, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8305M109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David E. Siminoff
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,655,750
8. Shared Voting Power 0
9. Sole Dispositive Power 1,655,750
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,655,750
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 5.3%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based on 30,991,093 ordinary shares outstanding as of February 26, 2007 and 493,750 currently exercisable options to purchase ordinary shares owned by the reporting person.

Item 1. Security and Issuer

This Schedule 13D relates to the ordinary shares, par value £0.01 per share (“Ordinary Shares”), of Spark Networks plc (the “Issuer”). The principal executive offices of the Issuer are presently located at 8383 Wilshire Boulevard, Suite 800, Beverly Hills, California 90211.

Item 2. Identity and Background

(a) This Schedule 13D is being filed on behalf of David E. Siminoff. The person named in this paragraph is sometimes referred to individually herein as the “Reporting Person”.

(b) The Reporting Person’s business address is 8383 Wilshire Boulevard, Suite 800, Beverly Hills, California 90211.

(c) The Reporting Person is presently a General Partner of Venrock Associates, located at 2494 Sand Hill Road, Suite 200, Menlo Park, California 94025.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person owns 1,162,000 ordinary shares of the Issuer. On February 20, 2007, the Issuer’s Board of Directors accelerated the vesting of options to purchase 156,250 shares, which caused the reporting person’s beneficial ownership to exceed 5% of the Issuer’s outstanding ordinary shares. As a result, in addition to the 1,162,000 shares, the reporting person also holds an aggregate of 493,750 currently exercisable options to purchase ordinary shares.

Item 4. Purpose of Transaction

The securities of the Issuer were acquired by the Reporting Person in connection with his former employment as the Issuer’s Chief Executive Officer from August 2004 to February 2007. See Item 3 of this Schedule, which is hereby incorporated by reference.

The Reporting Person reserves the right to actively pursue various proposals which could relate to or would result in:

(a) The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person named in Item 2 may be found in rows 11 and 13 of the Cover Page relating to the Reporting Person, which is hereby incorporated by reference.

(b) The powers that the Reporting Person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Page relating to the Reporting Person, which is hereby incorporated by reference.

(c) All transactions in the class of securities reported or effected by the Reporting Person during the past 60 days may be found in Item 3.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2007

/s/ David E. Siminoff

David E. Siminoff

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)